MODERN PRIVATE EQUITY PARTNERS, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-71116

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 (MM/DD/YY) AND ENDING 06/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MODERN PRIVATE EQUITY PARTNERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2847 LONG BRANCH ROAD
(No. and Street)

SPENCER	TN	38585
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven C Bender	646.290.7248	sbender@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven C Bender, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MODERN PRIVATE EQUITY PARTNERS, LLC, as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: FINANCIAL PRINCIPAL

PATRICIA A RACINE
Notary Public, State of New York
Qualified in Erie County
Reg. No. 01RA6135480
My Commission Expires Oct. 17, 2025

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Modern Private Equity Partners, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Modern Private Equity Partners, LLC (the "Company") as of June 30, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2023.
Century City, California
July 25, 2025

MODERN PRIVATE EQUITY PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

ASSETS

Cash	$	15,971
Prepaid expenses and other assets		1,359
TOTAL ASSETS	$	17,330

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	3,573
Total Liabilities		3,573
Members' Equity		13,757
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	17,330

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

MODERN PRIVATE EQUITY PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2025

Revenues

Commissions	$	99,522
Billable expenses		5,000
Total Revenues		104,522

Expenses

Commissions		99,522
Regulatory and exchange fees		8,091
Professional fees		8,900
Technology and data		3,310
Other expenses		540
Total Expenses		120,363
Net loss	$	(15,841)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

MODERN PRIVATE EQUITY PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2025

	Members' Equity
Balance - June 30, 2024	$ 11,646
Members' Contributions	17,952
Net Loss	(15,841)
Balance - June 30, 2025	$ 13,757

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

MODERN PRIVATE EQUITY PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(15,841)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in prepaid expenses		31
Decrease in accounts payable		(2,636)
Net cash used in operating activities		(18,446)

CASH FLOWS FROM INVESTING ACTIVITIES:

Net cash from investing activities	-

CASH FLOWS FROM FINANCING ACTIVITIES:

Members' contributions	17,952
Net cash provided by financing activities	17,952

NET DECREASE IN CASH	(494)

CASH:

Cash - June 30, 2024	16,465
Cash - June 30, 2025	$ 15,971

SUPPLEMENTAL CASH FLOWS DISCLOSURES:

Income taxes paid	0
Interest paid	0

Noncash investing and financing activities:
$9,952 of the total Members' contributons were
intercompany payables forgiven by the members
as non-cash contributions.

The accompanying notes are an integral part of these financial statements and should be read in
conjunction herewith.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Modern Private Equity Partners, LLC (the "Company"), a Tennessee limited liability company formed May 2, 2022 and located in Tennessee, is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority ("FINRA"). The Company was approved by FINRA to commence business as of December 22, 2023 and to conduct private placements, referral business and commission sharing. The Company's members have agreed to support the development stage of the Company through this year's loss and beyond to ensure net capital compliance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generallyaccepted in the United States of America ("GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Placement fees are recognized at the point in time when the Company's performance under the terms of the contract arrangement is completed, which is generally at the closing of a transaction when all performance obligations have been met.

Equity

During the year ended June 30, 2025, the Company's majority owner withdrew as a member with no further rights or obligations to the Company or its remaining members. This was a non-cash transaction with a zero effect on equity. The Company is evenly owned and managed by the remaining members of the Company.

Commitments and Contingencies

The Company received a firm commitment from the Members to fund operations as needed in the future. The ongoing commitment by the Members will continue to fund its operations and keep the Company in net capital compliance with Rule 15c3-1. The Members will continue to fund operations via capital contributions through June 30, 2026.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

The Company is a two member limited liability company. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements.

NOTE 3 – LEASE ACCOUNTING:

In connection with ASC Topic 842 ("ASC Topic 842"), which took effect as of the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standards had on the Company's financial statements using a modified retrospective transition approach. As of June 30, 2025, the Company does not maintain any leases in excess of a one year term. As such, the Company does not have an obligation to record a right of use asset or an offsetting lease obligation. There will be no impact to the Company's net capital.

NOTE 4 – NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2025, the Company had net capital of $12,398 which was $7,398 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.29 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. As of June 30, 2025, the amount in excess of insured limits of $250,000 was $0.

Revenue

For the year ended June 30, 2025, 100% of the Company's revenue was from a single customer.

NOTE 6 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 7 – INDEMNIFICATIONS:

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 8 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the The Financial Accounting Standards Board ("the FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting account principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the period ending June 30, 2025, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the period then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements have either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 9 – SEGMENT REPORTING:

The Company follows Accounting Standards Update 2023-07 – Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

For Company conducts its business activities and reports financial results as a single brokerage services segment. The CODM title and position is the CEO who makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

MODERN PRIVATE EQUITY PARTNERS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2025

NET CAPITAL:

Members' equity		$	13,757
Less non-allowable assets and deductions:			
Prepaid expenses and other assets	$ 1,359		
			1,359
Net capital before haircuts on securities positions			12,398
Less: Haircuts and exempted securities			0
NET CAPITAL		$	12,398
AGGREGATE INDEBTEDNESS		$	3,573
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)		$	238
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$	5,000
MINIMUM NET CAPITAL REQUIRED		$	5,000
EXCESS NET CAPITAL ($12,398 - $5,000)		$	7,398
RATIO OF AGGREGATE INDEBTEDNESS TO			
NET CAPITAL	$ 3,573		
	$ 12,398		0.29 to 1

There was no material difference between the net capital calculated here and the net capital
calculated on the Company's most recently filed Form x17a-5 as of June 30, 2025

See Report of Independent Registered Public Accounting Firm

MODERN PRIVATE EQUITY PARTNERS, LLC
SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENT FOR BROKER/DEALERS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
JUNE 30, 2025

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3, but is relying on footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

See Report of Independent Registered Public Accounting Firm

Modern Private Equity Partners, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2025



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Modern Private Equity Partners, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Modern Private Equity Partners, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Modern Private Equity Partners, LLC's business activities include private placements, referral business and commission sharing which are in compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and that the Company did not identify any exceptions to this assertion throughout the fiscal year ended June 30, 2025. Modern Private Equity Partners, LLC's management is responsible for compliance with the exemption provisions, and the provisions of Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Modern Private Equity Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
July 25, 2025

Modern Private Equity Partners, LLC
Exemption Report
For the Year Ended June 30, 2025

Modern Private Equity Partners, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and (2) participating in distributions of securities (other than firm commitment underwritings). The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Modern Private Equity Partners, LLC

I, Steven C Bender, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Financial Principal